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Handies Douzo
Houston, TX

$0 raised

$50,000 min target ?

Term Note ?
Interest Rate : 15.5%
Maturity: 48 months

Coming Soon

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Highlights
Investment Terms
Use of Proceeds
Company Description
Business Model
Location Analysis
History
The Team
Bonus Rewards
Gallery
Documents
Total Payment Calculator
Comments 0

Highlights

From acclaimed chefs Patrick Pham and Daniel Lee, with over 20 years of experience in Japanese cuisine

- Recently opened Kokoro in the new Bravery Chef Hall in Houston
- The team behind the buzz-worthy Secret Taste pop-up dining events in Houston.

Located in Houston's Heights neighborhood

- In keeping with the theme of Secret Taste, the exact location will be undisclosed until the opening
- Unique property is leased under market value for the area

Opening this fall, ahead of the coming trend of hand roll restaurants

- Their speed to market positions them to set the standard for hand rolls in Houston

Investment Terms

Issuer	Type of Offering ?	Offered By
Handies Douzo LLC	Regulation Crowdfunding	NextSeed Securities, LLC

Offering Min ?	$50,000
Offering Max ?	$75,000
Min Individual Investment ?	$100
Type of Securities	Term Note
Maturity ?	48 months
Payments ?	Monthly
Security Interest ?	Blanket lien on all assets of the business
Ownership % Represented by Securities	0% Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.
Interest Rate ?	15.5%

Use of Proceeds

Total Project Cost: $150,000
Minimum NextSeed funds: $50,000
Maximum NextSeed funds: $75,000
Remaining funds: Remainder of funds will be contributed by partners

IF MINIMUM IS RAISED ON NEXTSEED $50,000 $75,000

- **60%** Heavy Equipment
- **20%** Minor Equipment
- **10%** Cost of Issuance
- **10%** Inventory

IF MAXIMUM IS RAISED ON NEXTSEED $75,000

- **40%** Heavy Equipment
- **22%** Working Capital
- **13%** Minor Equipment
- **10%** Cost of Issuance
- **8%** Liquor License
- **7%** Inventory

Use of proceeds percentages presented above are estimated and subject to change.

Company Description

From the team behind the wildly popular and buzzed about "Secret Taste" dinners in Houston, comes a new hand roll restaurant that aims to set the standard in Houston for this trendy new cuisine. Chefs Patrick Pham and Daniel Lee have over 20 years of experience and are fresh off the success of their latest concept, Kokoro, in the recently opened Bravery Chef Hall in downtown Houston. The pair boasts an impressive foodie following and are perfectly positioned to put their talents to work in a carefully curated dining experience (located in a unique venue situated in a prime location in The Heights.)

Business Model

The Opportunity

Handies Douzo is a new restaurant concept from a diverse team with deep experience in restaurant operations, business, and real estate. Leveraging their individual expertise, Handies Douzo will open in a prime location, having secured a lease below market value for the trendy Heights neighborhood in Houston. Business operations have been refined over the past year, using the "Secret Taste" events as a proving ground to highlight the talented chefs while growing a substantial fanbase.











Business Operations & Cost-Saving Methodology

Securing a lease on a unique property that was previously utilized as a restaurant will save significant costs on the buildout. While seating will be limited (due to the intimate space and configuration), the space is designed to encourage an efficient turnover between guests. A concise food and beverage offering will ensure the chefs will be able to deliver an unmatched experience to every diner.

The Menu

Chefs Patrick Pham and Daniel Lee will serve a dynamic, evolving menu based on seasonal offerings as well as core hand rolls.

Using the highest quality fish suppliers, cultivated from years of relationship building in the sushi business, Handies Douzo will be able to consistently deliver a first-class product that stands apart from other Japanese dining options by way of the creativity and care that the duo puts into every bite they create.

Revenue Streams

Revenues will be driven by food and alcohol sales from regular dinner service. See disclosure statement for more detail and projected revenues.

The Atmosphere

Handies Douzo will be located in a charming but modern location in the Heights neighborhood of Houston. The interior décor will be sleek and sophisticated with black and highlighted accents, creating a unique aesthetic in what is otherwise a more traditional space.

The Team

The team behind Handies Duozo first joined up when co-owners Andrew Lin and Daniel Lee discussed Lee's interest in opening his own restaurant.

highlighted accents, creating a unique aesthetic in what is otherwise a more traditional space.

The Team

The team behind Handies Duozo first joined up when co-owners Andrew Lin and Daniel Lee discussed Lee's interest in opening his own restaurant.

They decided to hold an exclusive invite-only pop-up dinner, Secret Taste, as a way to showcase Daniel Lee's and Patrick Pham's talents in a multi-million-dollar luxury mansion. The event proved to be a recipe for success, drawing buzz and attendance from foodies and real estate fans alike. It is this unique pairing of creativity, talent, and notoriety in both the business and culinary worlds that provide Handies Douzo with an edge over the competition.

Location Analysis

In keeping with the "secret" theme that has provided the team's previous pop-up events so much publicity, intrigue, and hype, the exact location of Handies Douzo will not be officially revealed until the opening event.

History

November 2018
First "Secret Taste" event held in Houston

July 2019
Kokoro opens in Bravery Chef Hall

Fall 2019
Projected opening of Handies Douzo

Meet the Team

Andrew Lin
CO-FOUNDER
in

A multi-disciplined entrepreneur with experience in finance, marketing, and real estate, Andrew co-founded Secret Taste in 2018. Andrew will manage social media, marketing, and customer service for Handies Douzo.

CJ Short
CO-FOUNDER
in

Energy trader with 15+ years trading experience at Merrill Lynch and Family Offices , C.J. will manage payroll, accounting, and human resources for Handies Douzo.

Patrick Pham
CO-FOUNDER, HEAD CHEF
in

Sushi Chef with 7+ years of restaurant experience at James Beard Award-winning restaurant group Hai Hospitality. Patrick will manage day-to-day operations, sourcing, and hiring for Handles Douzo.



Daniel Lee
CO-FOUNDER, HEAD CHEF

Sushi Chef and entrepreneur with 14+ years of culinary experience. Daniel holds a degree in Culinary Arts from Le Cordon Bleu and will manage day-to-day operations, sourcing, and scheduling for Handles Douzo.

Bonus Rewards

EARLY BIRD REWARD 20 REMAINING

First 20 investors who invest $100 or more will receive:

- Two free hand rolls

INVEST

$1,000+

- $25 gift card

INVEST

$2,500+

- $100 Gift Card

INVEST

$5,000+

- $100 Gift Card
- 2 invitations to exclusive friends & family launch party

INVEST

$10,000+

- $100 Gift Card
- 2 invitations to exclusive friends & family launch party
- 2 seats at private event

INVEST

$50,000+

- $100 Gift Card
- 2 invitations to exclusive friends & family launch party
- 10-person private event for you and your guests

Bonus rewards are offered by the Issuer purely on a voluntary basis and do not influence the terms of the Offering. For the avoidance of doubt, the bonus rewards are not contractual conditions governed by the Note Purchase Agreement and are not enforceable under the Note Purchase Agreement.

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The information contained on this campaign page (the "Campaign Information") is furnished solely by the Issuer to prospective investors in the investment opportunity described herein. All Campaign Information is intended to be a summary of the terms and information contained in the Disclosure Statement and the Note Purchase Agreement, and is fully qualified by reference to those documents. In the event any Campaign Information conflicts with the terms of the Disclosure Statement or Note Purchase Agreement, the terms of those documents will control. The Issuer has provided the Campaign Information for inclusion on the website located at www.nextseed.com, and in no way will the Campaign Information be deemed to have been created or provided by NextSeed Securities, LLC, NextSeed Services, LLC, or their affiliates.